Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
August 5, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Ply Gem Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-167193)
Ladies and Gentlemen:
     On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2010.
     Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated July 26, 2010 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.
     The Company has asked us to convey the following as its responses to the Staff:
General
1.	Based on your response to comment 13 in our letter dated June 24, 2010, it is not clear to us whether you believe that the historical financial statements of Ply Gem Prime are not required to be included in the registration statement or if you are seeking a waiver. If you believe the historical financial statements of Ply Gem Prime are not required, please explain the basis for your conclusion. If you are seeking a waiver, we will forward your response, as well as any additional information you would like to provide, to the Division’s Office of the Chief Accountant for their consideration. Also, in light of your stated concern regarding including two sets of financial statements in the registration statement that are substantially similar, please explain to us why you did not file the registration statement with Ply Gem Prime as the registrant.

Ply Gem Holdings, Inc.

Response to Comment 1
      In connection with the initial filing of the Registration Statement, the Company evaluated the SEC rules and regulations and the Company’s specific fact pattern in order to determine whether audited historical financial statements of Ply Gem Prime would be required. As a result of this evaluation, the Company concluded that Ply Gem Prime’s audited historical financial statements are not required to be included in the Registration Statement. As a result of the changes in capitalization that will occur in connection with the proposed initial public offering, management determined it was appropriate to include unaudited consolidated pro forma financial information in the Registration Statement, which includes historical financial information of Ply Gem Prime. The Company further believes that Ply Gem Prime’s audited historical financial statements do not provide material information about the continuing operations of the registrant that would influence an investment decision and that the pro forma information included in the Registration Statement is sufficient for an investor.
     Although there is no direct SEC or other authoritative literature that addresses the Company’s specific fact pattern, the Company reviewed relevant excerpts of various SEC rules and regulations related to financial statements of businesses acquired or to be acquired and has concluded that Ply Gem Prime’s historical financial statements are not required to be included in the Registration Statement.
     Pursuant to Rule 3-05 of Regulation S-X (“Rule 3-05”), audited financial statements of significant acquired businesses and equity method investments must be included in certain registration statements filed under the Securities Act of 1933. For purposes of Rule 3-05, a business is identified if, after evaluating all available facts and circumstances, there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. As illustrated in the consolidating pro forma financial information included in the Registration Statement, Ply Gem Prime does not generate any revenues or operating cash flows which represent key financial metrics for an investor.
     As a result of the Reorganization Transactions and corresponding capitalization changes, the continuing financial impact of Ply Gem Prime will be eliminated. In future periods, the financial statements of Ply Gem Prime will not reflect sales, SG&A expenses, or interest expense as described in the Company’s response letter dated July 9, 2010. Ply Gem Prime’s continuing financial activity consists of activity occurring solely at the Ply Gem Holdings’ level. Prior to the first quarter of 2010, the only income statement activity relating to Ply Gem Prime was non-cash interest expense for the Prime Subordinated Notes which ultimately will be converted to Ply Gem Holdings’ equity upon consummation of the Reorganization Transactions thereby eliminating any future interest expense and ongoing financial impact. The activity during the first quarter of 2010 related to the debt extinguishment transaction will also be non-recurring as described in the Company’s response letter dated July 9, 2010. Given the lack of operating assets and the fact that there will be no continuity of Ply Gem Prime operations, the Company concluded that Ply Gem Prime does not meet the definition of a business for purposes of Rule 3-05.

Ply Gem Holdings, Inc.

     The Company further believes that the historical financial information of Ply Gem Prime is not material to an investment decision in this offering for the reasons set forth below. This conclusion is derived based on the Rule 3-05 significance tests.
•	Ply Gem Prime has no historical operating results since it is a holding company with no independent operating assets. There are no assets at the Ply Gem Prime level other than its investment in Ply Gem Holdings which will be eliminated in consolidation. In addition, the liabilities are non-recurring and will be eliminated as a result of the Reorganization Transactions. Finally, there will be no operating activity at Ply Gem Prime.
•	As shown in the table below after considering eliminations for the Reorganization Transactions, Ply Gem Prime does not comprise a significant component of the key combined financial metrics — total assets or sales. The only item resulting in a significant difference is the Prime Subordinated Notes. As discussed in the Company’s response letter dated July 9, 2010, the Prime Subordinated Notes have been currently reflected in Ply Gem Holdings’ additional paid in capital and their impact will be eliminated as a result of the Reorganization Transactions. Therefore, the liability differences and the associated interest expense will be eliminated in the future and have no continuing impact.

(Amounts in thousands)				Ply Gem Prime
				Percentage of
	Ply Gem Holdings	Ply Gem Prime	Total	Total
Balance sheet significance
Balance sheet as of April 3, 2010
Total assets	$1,011,301	$—	$1,011,301	0.0%
Total liabilities	1,155,132	124,819	1,279,951	9.8%

Investment significance test (1)
Ply Gem Prime equity as of April 3, 2010-book value	—	(268,650)	—	(26.6)%
Consolidated total assets	—	1,011,301	—	—

Income statement significance
Statement of operations for year ended December 31, 2009
Total sales	951,374	—	951,374	0.0%
Income (loss) before provision for income taxes	(94,718)	(11,183)	(105,901)	10.6%

(1)	Investment test calculated in accordance with SEC Division of Corporation Finance Financial Reporting Manual Section 2015.7 calculating net book value compared to total assets.
     Based on these tests, the Company believes that separate historical financial statements for Ply Gem Prime would not be material to an investor because they would not provide any information about the continuing impact of the future registrant. In the Reorganization Transactions, the CI Partnerships will exchange Prime Subordinated Notes in the amount of $68.4 million for preferred stock of Ply Gem Prime equal to the principal amount of and accrued interest on the Prime Subordinated Notes. Ply Gem Prime and Ply Gem Holdings will then enter into an Agreement and Plan of Merger. Pursuant to the merger agreement, on the effective date of the reorganization merger (i) each share of preferred stock and common stock of Ply Gem Prime will be converted into common stock of Ply Gem Holdings and (ii) options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of common stock of Ply Gem Holdings with adjustments to the number of shares and per share exercise prices to reflect the reorganization merger. The preferred stockholders of Ply Gem Prime will receive common stock of Ply Gem Holdings with a value equal to their preferred stock.

Ply Gem Holdings, Inc.

     Based on the information discussed above, the Company concluded that audited historical financial statements for Ply Gem Prime were not required or appropriate given the anticipated changes in the capital structure and that the financial information was not material to a potential investor. Also, the inclusion of historical financial statements of both Ply Gem Prime and Ply Gem Holdings potentially could confuse an investor in the offering.
     In addition, the Company determined that it was more efficient from a financial reporting and administrative perspective to have Ply Gem Holdings as the issuer in the IPO instead of Ply Gem Prime. The Company’s current public debt requires Ply Gem Holdings to file annual, quarterly and other periodic reports with the SEC. If Ply Gem Prime was the issuer in the IPO, it would result in two public companies being required to make SEC filings — one for Ply Gem Prime as the public equity registrant and another for Ply Gem Holdings as the public debt registrant. This would create additional costs and administrative burdens on the Company while providing no additional value to an investor by presenting substantially similar financial statements. As a result, the Company determined that Ply Gem Holdings should be the issuer in the IPO.
Unaudited Pro Forma Consolidated Financial Information, page 33
2.	We note your response to comment 14 in our letter dated June 24, 2010. However, the pro forma consolidated balance sheet appears to show an increase in total stockholders’ deficit based on the subtotal provided. In light of your response, we assume that after the reorganization pro forma adjustments total stockholders’ deficit will not increase relative to your historical stockholders’ deficit. Please confirm. Also, please revise the pro forma balance sheet to present an additional subtotal that reflects total stockholders’ deficit after the impact of the reorganization but before the impact of the offering.
Response to Comment 2
      The Company confirms that after the reorganization pro forma adjustments, total stockholders’ deficit will not increase relative to the historical stockholders’ deficit. The pro forma balance sheet contained in the Registration Statement has been revised in response to the Staff’s comment to present an additional subtotal column that reflects total stockholders’ deficit after the impact of the reorganization but before the impact of the offering. Please see page 35 of Amendment No. 2.

Ply Gem Holdings, Inc.

Executive compensation, page 101
Director Compensation for 2009, page 124
3.	We note your response to comment 26 in our letter dated June 24, 2010. Please include a brief description of the non-advisory services provided by certain of your directors for which they received compensation or include a cross-reference to where you discuss these arrangements.
Response to Comment 3
     The Registration Statement has been revised in response to the Staff’s comment to indicate that “All other compensation” in the director compensation table refers to reimbursement of travel related expenses in connection with a director’s attendance at board meetings. Please see pages 124-125 of Amendment No. 2.
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Equity (Deficit), page F-7
4.	In regard to your response to comment 36 in our letter dated June 24, 2010, please tell us:
•	By how much you expect the initial public offering price to exceed the $80.00 per share price noted in your response;
•	Why your response excludes preferred stock transactions and equity repurchases;
•	What disclosures you intend to provide in the filing regarding the valuation of equity transactions.
Response to Comment 4
Price range
     In order to determine the expected initial public offering price range, the Company and its underwriters evaluated several factors throughout the initial public offering process including the status of the U.S. housing market, the Company’s performance in this housing market, and comparable building product market multiples.

Ply Gem Holdings, Inc.

Status of the U.S. housing market
     The Company’s decision to file the Registration Statement was made in large part to the early signs of a housing market recovery during 2010. According to the U.S. Census Bureau, first and second quarter 2010 single family housing starts were estimated to have increased by approximately 46.0% and 14.8% respectively from actual levels achieved in the 2009 periods. Although single family housing starts for the second quarter of 2010 are estimated to have increased 14.8%, April and May were estimated to have increased by 49.1% and 12.2% respectively, while the month of June is estimated to have declined 7.5% from the 2009 period. The Company believes that the June operating performance was partially influenced by the Federal First-Time and Repeat Home Buyer Tax Credit programs which expired on April 30, 2010. This U.S. housing market softness exhibited in the later portion of the second quarter negatively impacted the Company’s valuation in the second quarter compared to initial valuations.
Company performance
     The Company’s net sales for the first half of 2010 were $505.9 million compared to the prior year first half net sales of $443.3 million. Operating earnings for the first half of 2010 improved $37.6 million to $26.6 million compared to an operating loss of $11.0 million for the first half of 2009. Adjusted EBITDA for the first half of 2010 was $58.3 million compared to Adjusted EBITDA of $28.3 million for the first half of 2009. As illustrated by these figures, the Company’s performance has shown significant improvement compared to 2009 as a result of a recovering U.S. housing market and the Company achieving its budgeted results for the first half of 2010. This operating performance resulted in an expected improvement in the Company’s valuation compared to 2009 levels. However, the decrease in June 2010 housing starts had a negative impact on the Company’s valuation in the second quarter.
Building product multiples
     In conjunction with our underwriters, the Company reviewed the recent performance of the market multiples of relevant peer public companies to determine the anticipated price ranges. The market multiples were calculated by obtaining the fair value utilizing share price information at certain dates and dividing this by 2011 estimated EBITDA amounts. These primary peer companies included James Hardie, Masco, Mowhawk Industries, Owens Corning, and Simpson Manufacturing. The table below illustrates the EBITDA market multiple median performance over the last several months.

Inception-Q1-2010	7.9X
June 4, 2010	7.4X
July 2, 2010	6.5X
July 30, 2010	6.9X

Ply Gem Holdings, Inc.

As shown above, the median market multiples have decreased 12.6% from spring of 2010 when the initial offering discussions occurred. This was driven by overall declines in the stock prices of building products for various economic reasons including concerns over health of U.S. housing market, concerns over future growth opportunities, and international recessionary fears. All of these factors contributed to the declines in the medians and as a result negatively impacted the Company’s valuation.
Summary
     The Company cannot respond with a current specific price range given the market uncertainties discussed above but at the time of the initial filing of the Registration Statement market conditions supported a price range in excess of $80.00 per share but the specific amount in excess was unable to be determined until the market pricing process commenced which is primarily contingent on the performance of the housing market. Therefore, the Company will provide a price range in a future amendment to the Registration Statement.
Preferred stock and equity repurchases
     The Company’s response letter dated July 9, 2010 excluded a discussion and details regarding preferred stock transactions and equity repurchases as the number and volume of these transactions were significantly less than the common stock option and common stock equity transactions. The original response letter concentrated on the stock option and common stock activity. Ply Gem Prime’s preferred stock and equity repurchases for 2007, 2008, 2009, and 2010 (to date) are summarized in the table below categorized by employees, directors and related parties consistent with the previous response letter. All preferred stock and equity repurchases have been pushed down to Ply Gem Holdings’ financial statements through additional paid in capital.

Ply Gem Holdings, Inc.

	Number of Shares
	Subject to	Per Share Exercise
	Option Grants	Price of Option
Outstanding Stock Option Grants:
Employees:
July 9, 2007	29,000	$80.00
August 8, 2007	2,500	$80.00
August 27, 2007	29,000	$80.00
October 1, 2008	25,500	$80.00
December 5, 2008	82,000	$80.00
December 14, 2009	26,250	$80.00
April 28, 2010	48,500	$80.00

Directors:
May 22, 2007	3,000	$80.00
April 28, 2010	2,500	$80.00

	Common Stock
	Number of Shares	Consideration
	Granted (1)	per Share
Outstanding Common Equity Transactions:
Employees:
July 24, 2007	3,750	$80.00
September 19, 2007	3,750	$80.00
March 1, 2010	7,512	$80.00
May 28, 2010	1,875	$80.00

Directors:
August 29, 2008	1,577	$80.00

Related Parties:
May 23, 2008	225,000	$80.00
August 29, 2008	750	$80.00
January 11, 2010	719,362	$80.00

	Preferred Stock
	Number of Shares	Consideration
	Granted (1)	per Share
Outstanding Preferred Stock Transactions:
Employees:
March 1, 2010	599	$1,000.00

Directors:
August 29, 2008	84	$1,000.00

Related Parties:
August 29, 2008	40	$1,000.00

	Common Stock		Preferred Stock
	Number of Shares	Consideration	Number of Shares	Consideration
	Repurchased (1)	per Share	Repurchased (1)	per Share
Equity Repurchases
Employees:
January 24, 2007	36,000	$10.00	14,400	$100.00
June 22, 2007	20,000	$10.00	8,000	$100.00
March 10, 2008	12,690	$10.00	—	—
June 20, 2008	18,750	$10.00	—	—
December 4, 2008	3,750	$10.00	—	—

(1)	The table above reflects all currently outstanding stock option grants, preferred stock, and common stock grants except for the 57,380 shares of Senior Preferred Stock issued in conjunction with the debt extinguishment that were previously discussed on comment 41 in the response letter dated July 9, 2010.
Preferred stock
     As illustrated above, Ply Gem Prime received cash contributions for preferred stock amounting to approximately $0.1 million in August 2008 and approximately $0.6 million in March 2010. The cash investments that were made in August 2008 and March 2010 were for Series I and Series E Preferred Stock, respectively at a price of $1,000 per share. The Company did not have an independent third party valuation performed on these preferred stock purchases. The value was determined in accordance with the provisions of the shareholder agreement based on the liquidation

Ply Gem Holdings, Inc.

values set forth therein. The difference between the preferred stock issuances at $1,000 per share and the equity repurchases made in 2007 at $100 per share resulted from the Company having several different classes of preferred stock: Senior Preferred Stock, Series E Senior Preferred Stock, and Series I Senior Preferred Stock. The equity repurchases in 2007 were of Senior Preferred Stock which had a liquidation value of $100 per share in the articles of incorporation while the preferred stock issuances made in 2008 and 2010 were of a different class of preferred stock which had a $1,000 per share liquidation value. The differences in value can be attributed to differences in the dividend rates associated with the preferred stock classes.
Equity repurchases
     Historically, the Company has repurchased equity from members of management who have left the Company. As illustrated above, these common stock repurchases were made at a price of $10 per share which reflected the value of these parties’ original investment. Despite the fact that the Company’s internal shareholder calculation may have valued these shares at a nominal value of $0, the Company elected to repurchase the shares at the value of their original investment. In accordance with the terms of the shareholder agreement, the Company had the legal ability to repurchase these shares at a $0 value but elected to return the original capital.
     The Company believes that the inclusion of the preferred stock and equity repurchases in the Registration Statement is not necessary as the amounts and volume involved are not material compared to the common stock transactions and the 57,380 shares of Senior Preferred Stock were previously disclosed in the Company’s debt footnote. Therefore, the Company does not intend to include these disclosures in future amendments.
Disclosures
     The Company’s anticipated disclosures in the Registration Statement regarding the value of equity transactions are illustrated below and model the information presented in the original response letter dated July 9, 2010 for comment 36. The Company did not change the wording from the previous response letter but did delete two paragraphs related to the discussion of the anticipated price range of the initial public offering. The paragraphs deleted for disclosure purposes were the second paragraph in the Exercise Price section related to the anticipated initial public offering price range and the last paragraph in response 36 related to the price range.
     Ply Gem Prime’s equity transactions for 2007, 2008, 2009 and 2010 (to date) are summarized in the table below categorized by employees, directors and related parties. For purposes of the table below, the majority of the related party transactions are comprised of transactions with the CI Partnerships or related affiliates. All stock options and capital stock are issued by Ply Gem Prime and the related employee compensation expense has been pushed down to Ply Gem Holdings’ financial statements. The stock-based compensation expense has been classified within selling, general and administrative expense for stock option expenses with the corresponding credit recorded to additional paid in capital for capital stock transactions. For the stock option grants, no financial consideration was paid by either the employees or directors.

Ply Gem Holdings, Inc.

For the common stock issuances, the financial consideration was cash, determined by the fair value at the respective date of the equity transactions as discussed further below.
Fair value
     In the absence of a public trading market for the common stock, the Company evaluates cash equity transactions as well as contemporaneous third party valuations to determine the fair value of the stock options and the common stock issuances. The Company evaluates the proximity of cash equity transactions to the valuation date and considers this result when evaluating the contemporaneous third party valuations whereby fair value is determined through the equal weighting of the income and market methodologies. The projections utilized in the income approach were based on the Company’s expected operating performance over the forecast period. Under the income approach, the Company calculates its forecasted cash flows based on forecasted revenues, expenses and capital requirements. The market approach utilized valuation multiples based on an analysis of comparable building products companies, including Beacon Roofing Supply Inc., BlueLinx Holdings Inc., Huttig Building Products Inc., Masco Corporation, Patrick Industries Inc. and Watsco Inc. The Company’s fair value determination has consistently been equal to or less than the exercise price established through the stock option grants as described below. In certain instances, the Company has elected to maintain consistent exercise prices from year to year to avoid dilution to existing option holders.
Exercise price
     In connection with the stock option grants, the Company determines the exercise price of the stock options by evaluating three separate analyses:
•	Contemporaneous cash equity transactions near the time of the respective equity transactions where fair value is determined by the common stock price parties are willing to invest in the Company;
•	Retrospective operating performance calculations in accordance with the Company’s stockholder agreement whereby common stock value is determined based on an analysis of the Company’s trailing twelve months operating performance (adjusted EBITDA). This calculation utilizes a stated market multiple less the Company’s indebtedness and preferred stock accreted value to derive an enterprise value; and
•	A contemporaneous third party valuation whereby fair value is determined through the equal weighting of the income and market methodologies. The third party valuations were initially prepared on a quarterly basis commencing with quarterly stock option grants in 2007 but subsequently were obtained annually to coincide with the Company’s annual stock option grants.

Ply Gem Holdings, Inc.

	Number of Shares
	Subject to	Per Share Exercise
	Option Grants(1)	Price of Option
Outstanding Stock Option
Grants:
Employees:
July 9, 2007	29,000	$80.00
August 8, 2007	2,500	$80.00
August 27, 2007	29,000	$80.00
October 1, 2008	25,500	$80.00
December 5, 2008	82,000	$80.00
December 14, 2009	26,250	$80.00
April 28, 2010	48,500	$80.00
Directors:
May 22, 2007	3,000	$80.00
April 28, 2010	2,500	$80.00

	Common Stock
	Number of Shares	Consideration
	Granted(1)	per Share
Outstanding Common Equity
Transactions:
Employees:
July 24, 2007	3,750	$80.00
September 19, 2007	3,750	$80.00
March 1, 2010	7,512	$80.00
May 28, 2010	1,875	$80.00
Directors:
August 29, 2008	1,577	$80.00
Related Parties:
May 23, 2008	225,000	$80.00
August 29, 2008	750	$80.00
January 11, 2010	719,362	$80.00

(1)	The table above reflects all currently outstanding stock option grants and common stock issuances. The table excludes preferred stock transactions, equity repurchases and stock option grants that have been forfeited.
2007 Transactions
     In May 2007, July 2007 and August 2007, Ply Gem Prime granted 3,000, 29,000 and 31,500 stock options, respectively, with an exercise price of $80.00 per share to various employees and directors. In July 2007 and September 2007, Ply Gem Prime issued approximately 3,750 shares of common stock on each date at a price of $80.00 per share to employees. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.
Assessment
     In determining the appropriate exercise price for the stock options, the Company initially considered other cash equity transactions that occurred during 2007. Several employees made cash investments in Ply Gem Prime during July and September 2007 at $80.00 per common

Ply Gem Holdings, Inc.

share. The Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value of $25.00 per common share, based upon the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement). The Company also had a third party valuation performed contemporaneously with the stock option awards for the common stock for each 2007 quarterly period which yielded a common stock value of $13.00, $15.00, $13.00 and $47.00, respectively. The significant increase in fair value during the fourth quarter of 2007 reflected the favorable market conditions that existed for the housing market in 2007. In addition, the Company’s successful integration of two 2006 acquisitions (Alenco and AHE) contributed to the increased per share value as a result of increased adjusted EBITDA contributed by these acquisitions.
     As a result of these analyses, the Company had a range of $13.00-$80.00 per common share to consider for the 2007 period. The Company believed $80.00 was the most appropriate exercise price for the common stock options since several employee cash investments occurred during the period at $80.00 per common share.
2008 Transactions
     In October 2008 and December 2008, Ply Gem Prime granted 25,500 and 82,000 stock options, respectively, with an exercise price of $80.00 to various employees. In May 2008 and August 2008, Ply Gem Prime also issued common stock of approximately 225,000 and 2,327, respectively, at a price of $80.00 to related parties and directors. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.
Assessment
     In determining the appropriate exercise price for the stock options, the Company initially considered other equity transactions that occurred during the 2008 period. On May 23, 2008, in connection with an amendment to the Company’s prior credit facilities and as a condition to such amendment, the CI Partnerships made a $30.0 million cash investment in Ply Gem Prime at a price of $80.00 per common share. The Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value per common share at less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This resulted from the decline in the Company’s adjusted EBITDA as a result of deteriorating conditions in the U.S. housing market and the Company’s substantial level of indebtedness relative to its adjusted EBITDA. Furthermore, the Company had a contemporaneous third party valuation performed on the common stock as of June 2008 and September 2008. The valuation was approximately $22.00 per common share and $27.00 per common share as of June 2008 and September 2008, respectively.

Ply Gem Holdings, Inc.

     As a result of these analyses, the Company had a range of $0-$80.00 per common share to consider during 2008. The Company believed $80.00 was the most appropriate exercise price for the common stock options during 2008 since a significant cash investment ($30.0 million) occurred during the period at $80.00 per common share.
2009 Transactions
     In December 2009, Ply Gem Prime granted 26,250 stock options with an exercise price of $80.00. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined the exercise price for the stock options to be $80.00 per share which was consistent with the prior year.
Assessment
     There were no purchases of common stock during 2009. As stated above, the housing market decline commenced during 2008 and continued throughout 2009, with single family housing starts declining to 50 year lows. As a result, the Company’s retrospective operating performance calculation in accordance with its stockholders agreement indicated a value per common share at an amount significantly less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This resulted from the reduced level of adjusted EBITDA as a result of U.S. housing market conditions and the Company’s substantial level of indebtedness relative to its adjusted EBITDA. In addition, the Company’s contemporaneous third party valuation as of September 2009 valued the common stock at a nominal value or $0.00. The decrease in this third party valuation from 2008 to 2009 can be attributed to the following factors:
•	Depressed housing and economic environment with single family housing starts declining to historical lows;
•	Higher market rates of return observed on the Company’s publicly traded debt; and
•	Declining operating performance and outlook. For example, the Company incurred negative adjusted EBITDA for the quarter ended April 4, 2009.
     Based on this information, the Company concluded that the fair value of the common stock had more than likely decreased from the 2008 level, but elected to keep the exercise price associated with the stock options consistent at $80.00 to avoid dilution to existing stockholders. Therefore, the exercise price for the stock options granted during 2009 were above the Company’s estimated fair value of common stock.

Ply Gem Holdings, Inc.

2010 Transactions
     In April 2010, Ply Gem Prime granted 51,000 stock options with an exercise price of $80.00 to various employees and directors. In January 2010, March 2010 and May 2010, Ply Gem Prime issued approximately 719,362, 7,512 and 1,875 shares of common stock, respectively, at a price of $80.00 to related parties and employees. In the absence of a public trading market for the common stock, the Company’s board of directors, with input from management, considered the factors described below and determined in good faith the exercise price for the stock options to be $80.00 per share.
Assessment
     In determining the appropriate exercise price for the stock options, the Company initially considered other equity transactions that occurred during the 2010 period. During January 2010, affiliates of the CI Partnerships contributed approximately $218.8 million of the 9% Senior Subordinated Notes in exchange for equity of Ply Gem Prime valued at approximately $114.9 million consisting of 719,362 shares of common stock (at a price of $80.00 per share) and 57,380 shares of senior preferred stock (with a liquidation preference of $1,000 per share). In March 2010, several employees invested $600,000 of cash for common stock valued at $80.00 per share and in May 2010 an employee invested $150,000 in cash for common stock valued at $80.00 per share. The Company’s retrospective operating performance calculation in accordance with the stockholders agreement valued the common stock at an amount less than $0.00 as the Company’s trailing twelve months adjusted EBITDA (utilizing a stated multiple of 8.0 in accordance with the stockholders agreement) produced a negative equity value. This resulted from the decline in the Company’s adjusted EBITDA as a result of negative conditions in the U.S. housing market and the Company’s high level of indebtedness relative to its adjusted EBITDA. The Company also had a third party valuation performed on the common stock as of April 3, 2010. This valuation was approximately $24.00 per share as of April 3, 2010 increasing from the nominal value or $0.00 per common share calculated during September 2009. The increase in value from September 2009 resulted from the following:
•	De-levering of approximately $210.0 million of debt which reduces the Company’s cash interest expense annually by approximately $13.0 million;
•	Upgrading of the Company’s debt rating illustrating that the Company’s financial performance has improved;
•	Improved prices on the Company’s public debt illustrating further evidence of the improvement;
•	Improved financial performance during the first quarter of 2010 where the Company’s adjusted EBITDA increased by approximately $24.9 million from first quarter of 2009; and

Ply Gem Holdings, Inc.

•	Extended maturity of Company’s long-term debt where no principal payments are due until 2013. In connection with this extension, the Company eliminated the springing maturity feature associated with the Company’s asset-based lending facility (which would have otherwise come due in October 2011).
     As a result of these analyses, the Company had a range of $0-$80.00 per common share to consider during 2010. The Company believed $80.00 was the best indication of fair value for the relevant equity transaction dates and the most appropriate exercise price for the common stock options during 2010 since a cash investment occurred during the period at $80.00 per common share and affiliates of the CI Partnerships exchanged their 9% Senior Subordinated Notes for equity valued at $80.00 per share. The Company believed the increase in value from 2009 was reasonable since the housing market appeared to be in the infancy stages of stabilization and/or recovery and the Company’s operating results showed improvement from 2009 comparative periods.
     The Company recognizes that it has utilized a consistent exercise price of $80.00 per common share for each of the last three years, which represented the top end of the respective ranges. However, management believes that its positions and conclusions reached are reasonable. As discussed above, the Company believed that the common stock fair value declined during 2008 as a result of the depressed housing market and other deteriorating general economic conditions. However, the Company elected not to dilute previous investors by lowering the exercise price from $80.00 per common share. This share price recovered during 2010 as a result of the significant deleveraging event and the improvement in the Company’s operating performance.
Note 5. Long-Term Debt, page F-78
5.	We note your response to comment 41 in our letter dated June 24, 2010. Please provide us additional information regarding the identity of the affiliates of the CI Partnerships that purchased a majority of your 9% Senior Subordinated Notes and explain to us why they chose to purchase the notes rather than purchase equity and have you purchase the notes.
Response to Comment 5
      The affiliates of the CI Partnerships that purchased a majority of the Company’s 9% Senior Subordinated Notes due 2012 (the “9% Notes”) were Caxton-Iseman (Ply Gem) III, L.P. (“CI III”) and Caxton-Iseman (Ply Gem) IV, L.P. (“CI IV” and, together with CI III, the “CI Noteholders”). In early 2009, the CI Noteholders wished to make a debt investment in Ply Gem Industries. However, restrictions under the ABL Facility prevented Ply Gem Industries from issuing new indebtedness or refinancing the 9% Notes. As a result, the CI Noteholders purchased the 9% Notes directly rather than making an investment in the Company or Ply Gem Industries. Subsequent to the purchases of the 9% Notes by the CI Noteholders, the Company obtained an amendment to the ABL Facility in October 2009 to permit a refinancing of the 9% Notes and general economic conditions and the Company’s business improved significantly. In January and February 2010, the Company

Ply Gem Holdings, Inc.

engaged in a series of refinancing transactions as further described in the Registration Statement and the 9% Notes purchased by the CI Noteholders were either refinanced or contributed to the Company.
* * * *
     If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian Janson at (212) 373-3588.
Sincerely,
John C. Kennedy

cc:	Shawn K. Poe Ply Gem Holdings, Inc.

Timothy D. Johnson, Esq. Ply Gem Holdings, Inc.

Stephen L. Burns, Esq. William J. Whelan III, Esq. Cravath, Swaine & Moore LLP